The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 1002
TELEPHONE (212) 326-0600


05006149

RETURN RECEIPT REQUESTED

February 24, 2005


RECEIVED
FEB 25 2005
213
SECTION
WASH. D.C.

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Result of the Reexamination by the Tokyo National Tax Tribunal

Notice Regarding Sumitomo Trust & Banking and Matsushita Sign Definitive Agreements on Equity Ownership and Business Operations of Matsushita leasing & Credit

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

3/7

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited



By ______________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

Result of the Reexamination by the Tokyo National Tax Tribunal

Tokyo, February 24, 2005 --- As has already been announced, The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") received in 2002 a notification of withholding tax payment (including additional tax on non-payment) from a tax office, which alleged that Sumitomo Trust was responsible for collecting and paying withholding tax on some of its repurchase (or repo) transactions conducted in the past at overseas markets. As has also already been announced, Sumitomo Trust believed that such notification did not have any legal basis and, therefore, it filed a petition for reexamination and revocation of the notification with the Tokyo National Tax Tribunal and argued its case, after paying the amount of 6,316 million yen, which is posted as "Suspense Payment" on its balance sheet.

Today, Sumitomo Trust received the result of the reexamination by the Tokyo National Tax Tribunal, whereby the Tokyo National Tax Tribunal dismissed Sumitomo Trust's petition.

Sumitomo Trust believes that this result lacks any legal basis and, therefore, it will consider taking a certain legal action, such as administrative litigation, after taking a close look, with due consultation with outside legal experts, on the details of the result

This matter does not affect the Sumitomo Trust's forecast for financial results of the fiscal year ending March 31, 2005, which was announced on November 24, 2004.

For enquiries, please contact:
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

February 24, 2005

FOR IMMEDIATE RELEASE

The Sumitomo Trust & Banking Co., Ltd.
Contact:
Koichi Onaka, Head of IR Office (Japan) — *Tel: +81-3-3286-8354*
Fax: +81-3-3286-4654

Matsushita Electric Industrial Co., Ltd.
Media Contacts:
Mike Kitadeya/Karl Takahashi (Japan)
International PR — *Tel: +81-6-6949-2293*
Investor Relations Contacts:
Ryuichi Tsuruta (Japan) — *Tel: +81-6-6908-1121*
Akihiro Takei
Panasonic Finance (America), Inc. — *Tel: +1-212-698-1365*
Norio Iino
Panasonic Finance (Europe) plc — *Tel: +44-20-7562-4400*

Sumitomo Trust & Banking and Matsushita Sign Definitive Agreements on Equity Ownership and Business Operations of Matsushita Leasing & Credit

Osaka, Japan, February 24, 2005 – The Sumitomo Trust & Banking Co., Ltd. ("STB") and Matsushita Electric Industrial Co., Ltd. ("MEI" [NYSE symbol: MC]), jointly announced today that the two companies have finalized and signed definitive agreements regarding the equity ownership and business operations of Matsushita Leasing & Credit Co., Ltd. ("MLC"), a financial support company of the Matsushita Group.

1. Purpose of the Agreement

As previously announced on December 22, 2004, this agreement is part of continuing efforts to further enhance and expand MLC's businesses through STB's considerable know-how in the areas of financial and trust-related services, and the Matsushita Group's extensive customer base, while increasing value for customers and overall corporate value for each of the three companies.

2. Details of the Agreement

(1) Share ownership

-STB will purchase from MEI approximately 60% of the total issued shares of MLC on April 1, 2005, whereby MLC will become a consolidated subsidiary of STB.

-After the purchase of shares by STB, MEI will own approximately 34% of the total issued shares of MLC, whereby MLC will become an equity method company of MEI.

(2) Main functions of STB and MEI

(a) STB

- Provide financial services that increase customer satisfaction.
- Provide MLC with management know-how of the financial business and stable fund procurement functions.
- Maintain and enhance financial services through MLC to support the marketing strategies of local retail stores specializing in Panasonic and National brand products.

(b) MEI

- Continue to assist MLC in providing various support functions to local retail stores specializing in Panasonic and National brand products.
- Provide financial services opportunities through MLC to the Matsushita Group's extensive customer base.

(3) Transfer value

- The value of the MLC shares (approximately 60% of the total issued shares of MLC) to be sold by MEI to STB was determined based on the valuation of all issued MLC shares, equivalent to 81.0 billion yen, which was calculated through due diligence and evaluation by outside financial advisors.

(4) New company name

- Sumishin Matsushita Financial Services Co., Ltd. (scheduled to be renamed from Matsushita Leasing & Credit Co., Ltd. as of May 1, 2005)

(5) Joint operations

- STB and MEI will, through MLC, cooperate in developing new financing services that can contribute to the business expansion for the Matsushita Group as a whole.

(6) Main areas of business

- Corporate customers (including the Matsushita Group): leasing, factoring, loan, credit and other services.
- Individual customers (including employees of the Matsushita Group): credit, loan, trust agent, asset management consultation and other services.

Neither STB nor MEI have revised their respective financial results forecasts for the current fiscal year, ending March 31, 2005.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita Leasing & Credit Co., Ltd. ("Matsushita Leasing") and the proposed investments in Matsushita Leasing by The Sumitomo Trust & Banking Co., Ltd. ("STB") and Matsushita Electric Industries Co., Ltd. ("Matsushita"). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of STB and Matsushita in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors including, but not limited to; economic conditions in the countries in Japan where Matsushita and its Group companies sell products that are supported by Matsushita Leasing's financing services; volatility in demand for such products from business and individual customers; whether the business cooperation as described in this press release will proceed as originally planned; the ability of STB and Matsushita to achieve their business objectives through their business cooperation as described in this press release. Such risks, uncertainties and other factors may cause STB's or Matsushita's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. STB and Matsushita undertake no obligation to publicly update any forward-looking statements after the date of this press release.

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